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293 Eisenhower Parkway Suite 135 Livingston, NJ 07039	415 S Murphy Ave Sunnyvale Ca 94086	1180 Avenue of the Americas 8th Floor New York, NY 10036	1 Raffles Place - Tower 2, #20-61 Singapore 048616

February 26, 2024

Division of Corporation Finance Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BAIYU Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed January 12, 2024 SEC File No.: 333-273676

Dear Sir/Madam,

On behalf of BAIYU Holdings, Inc. (the “Company”), we set forth below responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No.1 to Form S-3 (File No. 333-273676) filed on January 12, 2024. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Please note that, unless otherwise indicated, all references to page numbers in the responses below are references to the page numbers in the Amendment No.2 to Registration Statement on Form S-3 (the “Amendment No.2”) filed concurrently with the submission of this letter. The Amendment No.2 contains the changes made in response to the Staff’s comments and certain other updated information. In addition, a marked copy of the Amendment No.2 indicating changes made since the last submission is being provided separately to the Staff together with this letter. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment No.2.

Amendment No. 1 to Registration Statement on Form S-3, Filed January 12, 2024

Cover Page

1.	We note your cover page disclosure that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries and a VIE. Please also disclose prominently on the prospectus cover page that the VIE structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has added relevant disclosures on the cover page.

2.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity.

In response to the Staff’s comment, the Company has revised relevant defined terms on the cover page and page 1.

3.	We note your response to our prior comment 2 and reissue in part. Please revise the definition of “China” on page 1 to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong.

The Company acknowledges the Staff’s comment and has revised the definition of “China” on page 1.

In addition, we note the disclosure describing some of the applicable laws and regulations in Hong Kong; however, please also include disclosure addressing China’s Enterprise Tax Law (“EIT Law”) and actions related to anti-monopoly concerns in Hong Kong. In the alternative, please explain why such disclosure is not necessary.

In response to the Staff’s comment, the Company has added relevant disclosures under subsection “PRC Enterprise Income Tax Law” (beginning on page 15). In addition, the Company has added disclosures related to anti-monopoly concerns in Hong Kong on the cover page and under subsection “Risks Related to Doing Business in China — Regulatory uncertainties relating to, or failure to comply with, anti-monopoly and competition laws could adversely affect our business, financial condition, or operating results” (beginning on page 30).

4.	We note your response to our prior comment 3 and reissue in part. We acknowledge the addition of disclosure in the summary risk factors and risk factors sections to state that to the extent cash in the business is in the PRC or Hong Kong, the funds may not be available to fund operations outside of the PRC or Hong Kong. Please also include this new disclosure on the cover page.

In response to the Staff’s comment, the Company has added corresponding disclosures on the cover page and in the subsection titled “Risks Related to Doing Business in China — To the extent cash in the business is in the mainland PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations under the PRC laws and regulations” (beginning on page 37).

Our Company, page 2

5.	In addition to the disclosure describing the place of the VIE in your corporate structure, describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Delaware holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company has added corresponding disclosures under subsections entitled “VIE Agreements” (beginning on page 10), “Risk Factors — Risks Related to Doing Business in China — The contractual arrangements with the VIE and its shareholder may be less effective than direct ownership in providing operational control” (beginning on page 23), and “— We face uncertainty with respect to the enforceability of the contractual arrangements with the VIE and its shareholder, and any failure by the VIE or its shareholder to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” (beginning on page 24).

6.	We note your disclosure that the Delaware holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and Shenzhen Baiyu Jucheng and that those agreements are designed to provide Shenzhen Baiyu Jucheng with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Delaware holding company is the primary beneficiary of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

The Company acknowledges the Staff’s comment and has revised relevant disclosures to limit the references to control or benefits that have been accrued because of the VIE to the condition satisfied for consolidation of the VIE under U.S. GAAP and to clarify that the Company is the primary beneficiary of the VIE for accounting purposes. Please refer to the revised disclosures on the cover page and under subsections “Corporate Structure” (beginning on page 3), “VIE Agreements” (beginning on page 10), and “Risk Related to Doing Business in China — If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulations on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties, or be forced to relinquish our interests in the operations of the VIE, which would materially and adversely affect our business, financial results, trading prices of our common stockpage” (beginning on page 23).

Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

The Company acknowledges the Staff’s comment and has added corresponding disclosures. Please refer to the cover page, page 3, page 11, and page 24.

We also note your disclosure that Shenzhen Baiyu Jucheng owns a 65% stake in the VIE entity, please clarify your disclosure to indicate the nature of this stake and if it is an equity ownership stake that enables Shenzhen Baiyu Jucheng to control the VIE, regardless of the VIE contractual agreements. If the 65% stake that Shenzhen Baiyu Jucheng does not allow it to control the VIE, then please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE.

The Company acknowledges the Staff’s comment and has revised corresponding disclosures regarding the VIE. Please refer to the revised disclosures on the cover page and under subsections “Corporate Structure” (beginning on page 3), “VIE Agreements” (beginning on page 10), and “Risk Related to Doing Business in China — If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulations on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties, or be forced to relinquish our interests in the operations of the VIE, which would materially and adversely affect our business, financial results, trading prices of our common stockpage” (beginning on page 23).

7.	We note that the consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the Shenzhen Baiyu Jucheng as the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

The Company acknowledges the Staff’s comment and has added relevant disclosures under subsection “Summary Consolidated Financial Data” beginning on page 5.

Intracompany Cash Transfer, page 10

8.	We note your response to our prior comment 7 and reissue in part. Please amend the new cross-reference so that it points to your consolidated financial statement as a whole, rather than to Note 15.

The Company acknowledges the Staff’s comment and has revised relevant disclosures. Please refer to the cover page, page 8 and page 16.

Risk Factors

Summary of Risk Factors, page 12

9.	We note your response to our prior comment 5 and reissue in part. We acknowledge the addition of the Summary of Risk Factors subsection and related risk factors disclosing the risk operations in China poses to investors. Please move the Summary of Risk Factors subsection to the prospectus summary, and please also include in the summary risk factors cross-references to the individual risk factors, in particular those that describe the significant regulatory, liquidity, and enforcement risks posed by having your operations in China.

The Company acknowledges the Staff’s comment and has added the Summary of Risk Factors on the cover page.

Risks Related to Doing Business in China

We are a Delaware holding company that conducts its operations and operates its business in China through its PRC subsidiaries and..., page 14

10.	We note that this risk factor discloses that the PRC government could disallow your corporate structure thus potentially rendering your securities worthless; however, please revise this risk factor to acknowledge that the PRC government could determine that the contractual arrangements constituting part of the VIE are not compliant with PRC regulations, or that regulations could be changed or interpreted differently in the future. In addition, please disclose that should the PRC government determination of the VIE structure change, that would result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIE that conduct all or substantially all your operations.

In response to the Staff’s comment, the Company has added relevant disclosures on the cover page and under subsection “Risk Related to Doing Business in China — We are a Delaware holding company that conducts its operations and operates its business in China through its PRC subsidiaries and variable interest entity. The Chinese regulatory authorities may disallow our holding structure or exert further control over our activities” beginning on page 22.

General

11.	We note your response to our prior comment 11 and reissue in part. We note the additional disclosure on page 11 of your registration statement; however, please also include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K.

The Company hereby respectfully submits that Item 101(g) of Regulation S-K is not applicable to the Company because the Company is a Delaware corporation and is not a foreign private issuer. However, the Company has added an “Enforceability” section beginning on page 57 to emphasize the discussion related to enforceability for investors.

*****

Thank you for your consideration in reviewing the above responses. We note that all proposed future disclosures remain subject to further revision in response to business and regulatory developments that may affect the Company between now and the filing of its next annual report. If you have any questions or wish to discuss any aspect of the Amendment No.2, please contact the undersigned by phone at 347.989.6327 or by e-mail at markli@magstonelaw.com.

Very truly yours,

/s/ Yue (Mark) Li
Yue (Mark) Li